UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
Specialized Disclosure Report

AMERITYRE CORPORATION
(Exact name of registrant as specified in its charter)

NEVADA	000-50053	87-0535207
(State or other jurisdiction	(Commission File Number)	(IRS Employer ID No.)
of incorporation)

1501 Industrial Road, Boulder City, Nevada  89005
(Address of principal executive office)

Registrant's telephone number, including area code: (702) 293-1930
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1 – CONFLICT MINERALS DISCLOSURE
Item 1.01. Conflict Minerals Disclosure and Report.
Registrant has filed herewith a Conflict Minerals Report as Exhibit 1.01 hereto.
Conflict Minerals Disclosure
Registrant’s Conflict Minerals Report is available on the following publicly available Internet website: www.amerityre.com.
Item 1.02. Exhibit.
See “Item 1.01. Conflict Minerals Disclosure and Report” above.
SECTION 2 – EXHIBITS
Item 2.01. Exhibits.
Exhibit No.	Description

1.01	Conflict Minerals Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Dated:  May 3, 2017
AMERITYRE CORPORATION
By:
/s/ Lynda R. Keeton-Cardno
Lynda R. Keeton-Cardno
Chief Financial Officer
(Principal Financial Officer)